UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*,**

Patient Safety Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.33
(Title of Class of Securities)

70322H10 6
(CUSIP Number)
Francis Capital Management, LLC Attn: John P. Francis 2400 Broadway, Suite 220 Santa Monica, California 90404 (310) 260-9708
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The purpose of this Amendment No. 2 to Schedule 13D is to amend the ownership reports of the Reporting Persons (defined below).  The information in this Amendment supplements the information previously provided.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francis Capital Management, LLC (95-4800797)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization California
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,206,840
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,206,840
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John P. Francis
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,206,840
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,206,840
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Catalysis Partners, LLC (95-4801377)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,718,864
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,718,864
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,718,864
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70322H10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Catalysis Offshore, Ltd. (none)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,335,336
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,335,336
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) CO, OO

Item 1.	Security and Issuer

Item 1 as previously filed is amended in its entirety with the following paragraph:

This Schedule 13D relates to the Common Stock, par value $0.33 (the “Common Stock”), of Patient Safety Technologies, Inc. (the “Issuer”).  The warrants to purchase 45,000 shares of Common Stock held by Catalysis Partners, LLC expired on November 3, 2009.  The address of the principal executive offices of the Issuer is 43460 Ridge Park Drive, Suite 140, Temecula, California 92590.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 as previously filed is amended in its entirety with the following paragraph:

None of the Reporting Persons has acquired any shares of Common Stock since the filing of Amendment No. 1 to Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 as previously filed is amended in its entirety with the following paragraphs:

Currently, the Reporting Persons have determined to attempt to change or influence the control of the Issuer and assert their stockholder rights.  As of April 7, 2010, Catalysis LLC, Catalysis Ltd and FCM executed a Demand for Special Meeting of Stockholders (the “Demand Letter”), a copy of which is attached as Exhibit B to this Amendment.  As specified in the Demand Letter, the Reporting Persons seek to remove five directors of the Issuer, remove any directors appointed between the date of the Demand Letter and the special meeting and repeal any By-law amendments adopted between the date of the Demand Letter and the special meeting.  The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future.

Subject to market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities or sell some or all of the securities.  Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 as previously filed is amended in its entirety with the following paragraphs:

(a)       Catalysis LLC owns 1,718,864 shares of Common Stock (approximately 7.3% of the outstanding shares of Common Stock of the Issuer. Catalysis Ltd owns 1,335,336 shares of Common Stock (approximately 5.7% of the outstanding shares of Common Stock of the Issuer).  FCM owns 152,640 shares of Common Stock (approximately 0.6% of the outstanding shares of Common Stock of the Issuer).  Because FCM has sole voting and investment power over Catalysis LLC’s and Catalysis Ltd’s security holdings, and John P. Francis, in his role as the manager of FCM, controls its voting and investment decisions, each of FCM and Mr. Francis may be deemed to have beneficial ownership of the 3,206,840 shares of Common Stock owned of record by Catalysis LLC, Catalysis, Ltd. and FCM, which represent approximately 13.7% of the outstanding shares of Common Stock.

All ownership percentages are based on an assumed total of 23,456,063 issued and outstanding shares of Common Stock of the Issuer as of March 29, 2010, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on March 31, 2010.
Mr. Francis disclaims beneficial ownership of such shares of Common Stock.

 (b)      With respect to all of the shares of Common Stock that are held by Catalysis LLC, Catalysis Ltd. and FCM, Mr. Francis has the sole power to vote and dispose or direct the disposition of the Shares.

(c)       None of the Reporting Persons effected any transactions in the securities of the Issuer during the past 60 days or since the most recent filing on Schedule 13D.

(d)      Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 as previously filed is amended in its entirety with the following paragraph:

Except for the joint filing agreement attached as Exhibit A, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 13, 2010

Catalysis Partners, LLC, a Delaware limited liability
company
By: Francis Capital Management, LLC, a California limited liability company its Managing Member

By: /s/ John P. Francis
John P. Francis, Managing Member

Catalysis Offshore, Ltd., a Cayman Islands exempted company
By: Francis Capital Management, LLC, a California limited liability company its Investment Manager

By: /s/ John P. Francis
John P. Francis, Managing Member

Francis Capital Management, LLC, a California limited liability company

By: /s/ John P. Francis
John P. Francis, Managing Member

John P. Francis

By: /s/ John P. Francis
John P. Francis

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  April 13, 2010

Catalysis Partners, LLC, a Delaware limited liability
company
By: Francis Capital Management, LLC, a California limited liability company its Managing Member

By: /s/ John P. Francis
John P. Francis, Managing Member

Catalysis Offshore, Ltd., a Cayman Islands exempted company
By: Francis Capital Management, LLC, a California limited liability company its Investment Manager

By: /s/ John P. Francis
John P. Francis, Managing Member

Francis Capital Management, LLC, a California limited liability company

By: /s/ John P. Francis
John P. Francis, Managing Member

John P. Francis

By: /s/ John P. Francis
John P. Francis

Exhibit B

Demand Letter

DEMAND FOR SPECIAL MEETING OF STOCKHOLDERS
OF
PATIENT SAFETY TECHNOLOGIES, INC.

TO: The Secretary of Patient Safety Technologies, Inc.

The undersigned stockholders represent at least twenty-five percent (25%) of the number of shares of stock outstanding and entitled to vote at a special meeting of the stockholders of Patient Safety Technologies, Inc., a Delaware corporation (the “Company”).  Pursuant to Article I, Section 2 of the Company’s By-Laws (the “By-Laws”) and Section 211(d) of the Delaware General Corporation Law (the “DGCL”), the undersigned stockholders hereby demand that the Company call a special meeting of stockholders of the Company (the “Special Meeting”) for the purpose of considering and acting upon the following matters:

1.	Removal, without cause, of the following directors of the Company:

o	Howard Chase

o	Steven Kane

o	Loren McFarland

o	Eugene Bauer

o	William Hitchcock

2.
Removal, without cause, of (i) any director of the Company appointed to fill a vacancy created by the resignation of any of the foregoing directors named in Proposal 1 above and (ii) any director of the Company appointed to fill a vacancy caused by an increase in the size of the Board of Directors of the Company that is effected between the date hereof and the conclusion of the Special Meeting.

3.	Repeal of any amendment to the bylaws of the Company adopted by the Board of Directors between the date hereof and the conclusion of the Special Meeting.

The undersigned stockholders further demand that the Company provide notice, no later than the close of business on April 13, 2010, of the date fixed for the Special Meeting and the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting.  Please direct such notice to David Grinberg at Manatt, Phelps & Phillips, LLP, either by facsimile ((310) 914-5750) or email (dgrinberg@manatt.com).

Each of the undersigned stockholders reserves the right to seek legal recourse if the Company fails to promptly respond to this demand or if the Company fails to hold the Special Meeting as promptly as practicable.

This demand for special meeting can be executed in one or more counterparts, all of which shall be considered together one and the same document.